BEACONSFIELD II, INC.
                               497 Delaware Avenue
                             Buffalo, New York 14202

November 9, 2005

Goldie B.Walker
Financial Analyst
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

RE: Beaconsfield II, Inc. - File No. 0-51565
    Form 10-SB filed October 7, 2005

Dear Ms. Walker:

      This letter is in response to the oral comments to the Form 10-SB filed by Beaconsfield II, Inc. received on October 17, 2005 by our attorneys, Feldman Weinstein LLP. In accordance with those comments the Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Sincerely,

                                                /s/ Joseph P. Galda
                                                -------------------
                                                Joseph P. Galda
                                                Secretary